Exhibit 99.4

Consent of Independent Auditor	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

The Board of Directors
Hut 8 Mining Corp.

We hereby consent to the use of our reports dated March 16, 2022, on the consolidated financial statements of Hut 8 Mining Corp., incorporated by reference in the registration statement on Form 40-F, and to the reference to our firm under the heading “Experts”, “Auditors, Transfer Agent and Registrar” and “Documents Filed as Part of the Registration Statement” in the Annual Information Form.

Chartered Professional Accountants

Montréal, Canada
March 16, 2022

Member of Grant Thornton International Ltd	rcgt.com